FORUM FUNDS II
Three Canal Plaza, Suite 600
Portland, Maine 04101

Ms. Kimberly A. Browning
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forum Funds II: (File Nos. 811-22842 and 333-188521)

Dear Ms. Browning:

On May 10, 2013, Forum Funds II (the "Registrant") filed a Pre-Effective Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect an initial prospectus and statement of additional information (together, the "Offering Documents") for a proposed new series of Registrant, the Phocas Real Estate Fund (the "Fund").

Below is a summary of the comments you provided on Friday, June 7, 2013 regarding the Registration Statement and Registrant's responses to those comments. Defined terms used below have the same meanings as in the Fund's Offering Documents. The changes to the Fund's Offering Documents as described below have been included in Pre-Effective Amendment Number 1 to the Registration Statement filed on [ ], 2013.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

General

1. The prospectus and Statement of Additional Information ("SAI") use phrases that imply, or state, that the Fund may invest in other types of securities that are not disclosed. For example,

in describing the Fund's principal investments, the prospectus summary discloses that the Fund may "invest in other commercial real estate-oriented companies . . . such as offices. . . ." (Emphasis added.) Please revise the disclosure to indicate all principal investments and related risks of the Fund.

RESPONSE: Registrant has deleted the reference to "other commercial real estate-oriented companies . . . such as offices. . . ." from the prospectus and replaced it with "the common and preferred stock of equity REITs and companies of any size market capitalization which own, manage and invest in underlying real estate assets..." Registrant also confirms that the revised disclosure indicates all principal investment strategies and related risks.

Front Cover Page

2. We note the "red herring" disclosure in this section. Please inform the staff whether the Fund will or is circulating the preliminary prospectus to potential investors or others prior to filing a pre-effective amendment in response to staff comments, and whether recirculate of the preliminary prospectus might be required based on any material changes that will be made.

RESPONSE: Registrant will not be circulating the Offering Documents prior to the Registration Statement being declared effective.

Fees and Expenses

3. Certain disclosure in the SAI appears to permit the Fund to leverage to the fullest extent permitted under the 1940 Act (in this regard, please see comment 29 below). Does the fee table include all leverage expenses the Fund expects to incur during the next 12 months? Based on your responses, we may have additional comments.

RESPONSE: The fee table includes all anticipated leverage expenses the Fund expects to incur during the next 12 months.

4. The disclosure in the second footnote indicates that the net annual fund operating expenses in the fee table have been restated to reflect the estimated expenses for the Fund's current fiscal year. Please include disclosure in this sentence to explain that such changes were made to account for contractual differences from the prior year. Please explain in your response letter if any additional changes were made, the extent of such changes, and why you believe such changes are appropriate.

RESPONSE: Registrant has revised the disclosure to explain that such changes were made to account for contractual differences from the prior year. Registrant confirms that no additional changes resulted in the restatement of expenses.

5. Please confirm to the staff that a separate Acquired Fund Fees and Expenses sub-caption is not required in the fee table because acquired fund fees and expenses is estimated to be less than one basis point and that the estimated amount will be included in "other" expenses, or revise the table accordingly. See Instruction 3(f)(i) to Item 3 of Form N-1A.

RESPONSE: Registrant confirms that a separate Acquired Fund Fees and Expenses subcaption is not required in the Fund's fee table because acquired fund fees and expenses are estimated to be less than one basis point. Registrant further confirms that any estimated acquired fund fees and expenses will be included in "other" expenses of the Fund's fee table.

Principal Investment Strategies

6. Please confirm that all principal investment strategies and risks of the Fund are summarized in Item 4 or revise the disclosure accordingly (e.g., leverage, if applicable). See Items 4 and 9 of Form N-1A. In particular, please confirm that each type of REIT in which the Fund may invest is disclosed, along with all attendant risks, or revise the disclosure accordingly. We note that the Item 9 disclosure mentions hybrid REITs, however, item 4 is silent regarding these instruments. Please rectify these inconsistencies. Further, confirm that the Fund uses conforming language to describe its investments, or revise the disclosure accordingly.

RESPONSE: Registrant confirms that all principal investment strategies and risks of the Fund (including the types of REITs in which the Fund will principally invest (i.e., equity REITs)) are summarized in the prospectus and that the prospectus references to mortgage and hybrid REITs have been deleted. In addition, Registrant confirms that the Fund uses conforming language to describe its investments.

7. The 80% test indicates that the Fund invests at least 80% of its net assets... in equity real estate investment trusts ("REITS") and... other commercial real estate-oriented companies...." (Emphasis added.) Given the Fund's name and the commercial reference, are the referenced equity real estate investment trusts exclusively of a commercial nature? Please revise or clarify the disclosure as needed.

RESPONSE: Registrant has revised its disclosure to state that REITS in which the Fund invests pursuant to its 80% policy are equity REITs and that equity REITS typically buy and own property, rather than investing in mortgages, and derive their revenues principally from rents on those properties. Registrant has also removed the language relating to commercial real estate-oriented companies.

8. Does the Fund have a 20% investment basket? If yes, please summarize in Item 4, all principal strategies within that 20% basket. In this regard, we note that the last sentence of the first paragraph indicates that the adviser seeks to minimize the Fund's exposure to "mortgage REITS." Also, the penultimate sentence refers to the Fund's investments in "securitized commercial real estate vehicles." Will these "vehicles," as well as mortgage REITS, be part of the Fund's 20% investment basket? If not, please explain how these "vehicles" and mortgage REITS may be a part of the Fund's 80% strategy, given the disclosure indicating that only "equity" REITs will be in the 80% basket. What are the maximum percentages the Fund may invest in mortgage REITS and "securitized commercial real estate vehicles?" Explain these instruments, including how they have economic characteristics similar to real estate securities.

RESPONSE: Registrant has revised its disclosure to indicate that its only principal investment strategy is to invest in the common and preferred stock of equity REITs and companies of any size market capitalization which, own, mange and invest in underlying real estate assets.

Registrant has also removed references to mortgage and hybrid REITs and securitized commercial real estate vehicles from its Item 4 and Item 9 "Principal Investment Strategies" disclosures.

9. Please indicate the types of equity securities, (e.g., common stock and preferred stock) issued by the domestic issuers and foreign issuers in which the Fund may invest, as well as all applicable capitalization sizes.

RESPONSE: Registrant has revised its disclosure to state that the equity securities in which the Fund may invest include common stock and preferred stock of companies of any size market capitalization and has revised the risk disclosure to include attendant risks of micro-, small-, mid and large capitalization companies.

10. If the Fund may own real estate directly, please disclose this, along with all attendant risks.

RESPONSE: The Fund does not intend to invest directly in real estate.

11. Please disclose that the Fund will be concentrated (i.e., invest 25% or more of its net assets) in the real estate industry. Also, to avoid confusion with the meaning of the term concentration as it applies to Sections 8(b) and 13(a) of the 1940 Act, please revise the term in the penultimate paragraph indicating that the adviser "concentrates" to some other descriptive, (e.g., "focuses").

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

12. Please clarify, in plain English, the disclosure indicating that the Adviser will "seek to... minimize exposure to what the Advisor believes are the riskiest real estate sectors... ."

RESPONSE: Registrant has removed this language as minimizing exposure to certain instruments (e.g., mortgage REITs or hotel-sector equity REITs) will not be a principal investment strategy of the Fund.

Principal Investment Risks

13. Please confirm that all of the risks of the Fund's investments are summarized in this section or revise accordingly. In this regard, please add paragraphs discussing capitalization risks, mortgage REITs risks, and credit risks.

RESPONSE: Registrant has revised its principal risk factors to reflect its revised principal investment strategies. Please note that Registrant has not added principal risk factors relating to mortgage REITs or credit concerns as mortgage REITs are not a principal investment strategy of the Fund.

14. Please confirm that if an investment will or may cause the Fund to be subjected to duplicative fees and expenses risk, that risk is disclosed for all related investments or revise the disclosure accordingly. For example, provide a general statement clarifying that REITS have fees which the Fund will incur, and, thus, the Fund's shareholders will bear indirectly. Also, explain that shareholders may invest in REITS directly and, thus, avoid such duplicative fees.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

15. Please revise the equity risk paragraph to summarize the risks of each applicable equity security, e.g., common stocks.

RESPONSE: Registrant has revised its principal risk factor disclosures to include the risks of investing in common and preferred stocks.

16. Please revise this paragraph to address, in summary form, all of the various applicable investments of the Fund that give rise to concentration risk, rather than focusing on just the "securitized commercial real estate sector."

RESPONSE: Registrant has revised this principal risk factor to address the staff's comment.

17. The disclosure indicates that the Fund invests "principally in the securitized commercial real estate sector." Please clarify this in the Item 4 strategy summary.

RESPONSE: Registrant has revised this principal risk factor to eliminate any possible confusion with the principal investment strategies.

Performance Information

18. In the first paragraph, in the penultimate sentence, please revise the phrase, "compares to the S&P 500 Index and the NAREIT Equity Index," to the phrase, 'compare with those of a broad measure of market performance." See Item 4 of form N-1A. Also, please include the disclosure required by Instruction 2(b) to Item 4.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

General Information

19. The first paragraph indicates that "[u]nder unusual circumstances, such as in the case of an emergency, the Fund may calculate its NAV and accept and process shareholder orders when the NYSE is closed." In plain English, please explain in greater detail, such "unusual circumstances" and indicate the legal authority permitting the Fund to take the measures described in this paragraph.

RESPONSE: Registrant notes that many mutual fund families began to include such disclosure in their prospectuses following the events of September 11, 2001. No series of Registrant has had to rely on this disclosure yet. Registrant, nonetheless, plans to include this disclosure to provide a basis for Fund transactions in the case of extraordinary circumstances. Registrant asserts that the disclosure on its face does not present a compliance issue under Rule 22c-1 under the 1940 Act as Rule 22c-1(b) provides that the Fund will compute its net asset value per share at the specific time or times during the day determined by the Fund's board with the exception of, among other things, those days listed in the prospectus.

20. In the fourth paragraph, the Fund explains that it reserves the right to refuse any purchase request...." Please disclose the maximum amount of time the Funds will take to inform an investor that their purchase order is being "refused." It would seem that if a shareholder is not priced in at the next determined NAV, there has been a rejection of the shareholder's purchase.

RESPONSE: Registrant is not aware of any regulatory requirement or published SEC or staff guidance requiring a description of procedures related to refusals of purchase requests. Accordingly, Registrant respectfully declines this comment.

When and How NAV is Determined

21. The fourth paragraph indicates that the "Board has delegated day-to-day responsibility for fair valuation determinations in accordance with the [Board's] procedures to a Valuation Committee." Please revise this disclosure to indicate that the Committee, in making these fair valuation determinations, does so under the Board's supervision.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

Transactions Through Financial Intermediaries

22. The second paragraph indicates that '[a]ll orders to purchase or sell shares are processed as of the next NAV calculated after the order has been received in good order by a financial intermediary. Orders are accepted until the close of trading on the NYSE every business day (normally 4:00 p.m., Eastern Time) and are processed, including by financial intermediaries, at that day's NAV. To ensure that this occurs, the financial intermediaries are responsible for transmitting all orders to the Fund in compliance with their contractual deadlines." The last sentence of this paragraph appears to indicate that a shareholder who provides their designated financial intermediary with their purchase order or redemption request by 4:00 PM, still may not receive that day's NAV. If this is so, please explain how this does not run afoul of Rule 22c-1.

RESPONSE: Registrant has deleted this particular sentence so that the language no longer imparts the wrong impression.

Disclosure of Portfolio Holdings

23. If applicable, please disclose that the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities are available on the Fund's website. See item 9(d) (ii) of Form N-1A.

RESPONSE: The investment adviser to the Fund confirms that the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities are not available on the Fund's website.

Investment Policies and Risks

24. With respect to SAI sections that discuss the Fund's strategies and risks, please confirm to the staff that within those sections, principal investment strategies and risks are distinguished from non-principal strategies and risks or revise the disclosure accordingly (e.g., insert headings to differentiate them). Also, confirm in your response letter that all of the Fund's non-principal investment strategies and risks are disclosed in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. In addition, to the extent that any principal investment strategies and risks are disclosed in the SAI, confirm in your letter that those strategies and risks are summarized in the Prospectus or make appropriate revisions to the Prospectus. For example, if the Fund will engage in derivatives as a principal investment strategy, revise the Item 4 disclosure accordingly.

RESPONSE: The SAI has been revised to distinguish the Fund's principal investment strategies from the non-principal ones. The Fund's non-principal investment strategies are disclosed in the SAI in compliance with Item 16(b) of Form N-1A. In addition, the principal investment strategies that are disclosed in the SAI are also disclosed (along with their risks) in the prospectus.

25. Inasmuch as the Fund may implement its strategies through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Based upon your response, we may have additional comments.

RESPONSE: Registrant confirms that the Fund's derivatives disclosure complies with the letter from Barry D. Miller.

Borrowing

26. Please conform the language in this section to that in the first fundamental restriction, which indicates that borrowings will be from a bank. See Section 18(f)(1) of the Act, which prohibits an open-end investment company from issuing any class of senior security, or selling any class of senior security of which it is the issuer, except that the investment company may borrow from a bank provided that immediately after any such borrowing there is asset coverage of at least 300% for all of its borrowings.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

Investment Limitations

27. Please revise the "Fundamental Limitations" introductory paragraph to indicate that the Fund is prohibited from engaging in the activities described in the investment limitations, except as noted in the limitations. (e.g., except as noted below, the Fund may not).

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

28. Please revise the last paragraph, immediately preceding the heading "Fundamental Limitations," to explain that the investment adviser to the Fund also continuously monitors its holding in illiquid securities.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

29. The first fundamental limitation indicates that "the Fund may borrow from banks in amounts not exceeding 30%." Later in the text, the disclosure following the third operating policy appears to indicate that the Fund may borrow from banks to the full extent permitted under the 1940 Act, which would exceed the Fund's fundamental restriction of 30%. Please reconcile these disclosures.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

30. We note that the Fund identifies its concentration limitation as a non-fundamental operating policy. Please revise the disclosure to indicate the Fund's concentration policy as a fundamental policy. See Sections 8(b)(1) and 13(a)(3) of the Act.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

31. If the Fund may pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure its borrowings, please disclose this non-fundamental policy and state fully how and when the Fund will engage in those policies. Also, state within the policy the total amount of Fund assets that may be pledged to secure borrowing. We note that any such amount should not exceed one-third of the Fund's total assets. See Section 18 of the Act. See also Salomon Brothers (pub. avail. May 4, 1975).

RESPONSE: The Fund does not intend to pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure borrowings.

Portfolio Holdings

32. The disclosure indicates that the "Advisor has regular and continuous access to the Fund's portfolio holdings. In addition, the Administrator, the Custodian, the Distributor, and the Fund Accountant, as well as independent auditors, proxy voting services, mailing services, and financial printers may have access to the Fund's nonpublic portfolio holdings information on an ongoing basis." (Emphasis added.) If the Fund has any current ongoing arrangements with its service providers, or others, under which nonpublic information about the Fund's portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities. See paragraph (f)(2) of Item 16 of Form N-1A. Also, revise the disclosure to identify in a clearer manner those entities that may authorize disclosure of the Fund's non-public portfolio securities to the entities listed in the SAI. See paragraph (f)(1)(v) of Item 16 of Form N-1A. If accurate, please clarify that the adviser, on behalf of the Fund and acting pursuant to the Fund's policies and procedures, provides information to certain entities on a continuous daily basis, and specify the entities.

RESPONSE: Registrant has revised the SAI disclosures to address the staff's comments. In addition, Registrant indicates that the Adviser does not provide information to certain entities on a continuous daily basis.

Closing

If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2075.

Kind regards,

/s/ David L. Faherty
David L. Faherty

cc: Alison Fuller